UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
								June 24, 2005
Room 4561

Robert E. Jordan
President
Southern Sauce Company, Inc.
11951 S.E. 57th Street
Morristown, FL 32668

	Re:	Southern Sauce Company, Inc.
		Form SB-2 filed May 26, 2005
		Registration no. 333-125268

Dear Mr. Jordan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.	From the discussion under the caption, "Conversion Into
Common
Stock," on page 15, it appears that each share of the Series A Convertible Preferred Stock being sold in this offering will be immediately convertible into one hundred shares of common stock of Southern. If the preferred stock is convertible within one year, the common stock into which the preferred is convertible must be registered at this time absent an exemption from registration. See CF
Tel. Interp. A.9 (1997).

2.	Please do not refer to this offering as being on a "best
efforts" basis, such as in your summary, since this term signifies the involvement of a registered broker-dealer in your offering on a best-efforts basis. Rather, you should refer to this offering as a direct participation offering or a self-underwritten offering.

3.	Clarify whether you intend to seek quotation on a trading
system, such as the OTC Bulletin Board.

4.	Advise of the states you intend to register or seek an
exemption
from registration.

Cover Page

5.	Please ensure that your cover page is limited to the
information
required by Item 501(a) of Regulation S-B. In this regard, your cover page should briefly describe the material terms of the convertible preferred stock, such as the number of shares issuable upon conversion, the conversion price, and conversion period. See Item 501(a)(2) of Regulation S-B.

6.	Please confirm that the registration statement will not be
used
before its effective date. See Item 501(a)(10) of Regulation S-B.

Risk Factors, pages 3-4

7.	Consider whether you should distinguish between the risks
associated with the company and the risks associated with the offering. Consider further whether the following issues pose material risks to a potential investor: the offering is structured as a direct participation offering with no minimum; the going concern qualification of your independent accountant; the inexperience of your officers and directors in the specialty food industry or with publicly reporting companies; the lack of full-time employees; any time devoted by Southern Sauce officers will be on a "as needed" basis; the control of Southern Sauce by Mr. Jordan; and the termination provisions of your license agreement by September 30, 2006 if revenues of $500,000 are not achieved.

8.	Please revise the factor at the bottom of page 2 to state
that
the price of $10.00 per share for Southern Sauce`s preferred stock has been arbitrarily determined.

9.	Please provide meaningful discussion of the penny stock rules on
page 4, focusing on the risks posed to potential investors.

Use of Proceeds, page 5

10.	Please present the table on a net proceeds basis. See Item
504
of Regulation S-B.

Capitalization Table, page 6

11.	The amounts for common stock and additional paid-in-capital
at
March 31, 2005 in the capitalization table should agree with those shown in Southern Sauce`s balance sheet.

Plan of Operation, page 7

12.	Discuss how long Southern Sauce can satisfy its cash
requirements and whether it will have to raise additional funds in the next twelve months. See Item 303(a) of Regulation S-B.

13.	Address the costs associated with government regulation and
your
becoming a publicly reporting company.

Business, pages 8-11
Distribution, page 9

14.	We note that Southern plans to have an internet site.  If
this
site becomes available during this period of this offering, please revise your prospectus to include the address for that site.

Employees, page 11

15.	Clarify the amount of time that Southern Sauce officers
currently devote to the company.

Certain Relationships, page 13

16.	Address whether you have any policies or procedures regarding entering into transactions with related parties. Consider whether risk factor disclosure is appropriate.

Financial Statements

17.	Please see Item 310(g) of Regulation S-B and the possible
need
for updated financial statements and related disclosures.

18.	Please include a currently dated consent of the independent
accountants with typed signature in any amendment to the registration statement.

Prospectus Delivery Obligation

19.	Please advise why you believe that there will only be a 25-
day
prospectus delivery period. See Item 502(b) of Regulation S-B and Securities Act Rule 174.

Recent Sales of Unregistered Securities

20.	Please identify the services provided in exchange for 490,000 shares of stock for the period ended December 31, 2004. Please also identify the provider(s) of these services. Were 245,000 shares related to the director services provided by Robert Jordan and Francis Rebello?

21.	Please more fully describe the issuance of 900,000 shares in the
first quarter of 2005. In this regard, for each transaction, please provide the facts that make the 4(2) exemption available. Please state whether the purchasers were accredited or sophisticated, and if the latter disclose the access to information provided to them.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Closing

      You may contact Maureen Bauer at (202) 551-3237 or Terrence O`Brien, Branch Chief - Accounting at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Hugh Fuller at (202) 551-3853 or me at
(202)
551-3730 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director